For the annual period ended December 31, 2005.
File number 811-04661
Dryden Global Total Return Fund, Inc.

SUB-ITEM 77D(2)
Policies With Respect to Security Investment


DRYDEN GLOBAL TOTAL RETURN FUND, INC.

Supplement dated September 15, 2005 to the Prospectus dated April 7, 2005

This supplement sets forth the changes to the Dryden Global Total Return Fund, Inc. (the "Fund") Prospectus dated April 7, 2005.

The following is added to footnote 5 to the table captioned "Annual Fund Operating Expenses" under the heading "Fees and Expenses" on page 7:


(5) Prudential Investments LLC agreed, effective August 1, 2005, to reduce the Fund's management fee rate whereby the management fee, as a percentage of the Fund's average daily net assets, is as follows: 0.65% to $1 billion, and 0.60% on $1 billion and over. Had this reduced management fee rate been in effect during the Fund's fiscal year ended December 31, 2004, the management fee paid by the Fund would have been 0.65% of average annual net assets and total annual Fund operating expenses would have been 1.09% of average annual net assets.

MF169C2